INVEST IN **AD FONTES MEDIA**

We rate news for reliability and bias to positively transform the media

PITCH VIDEO   INVESTOR PANEL





CONTROLS
SEARCH
Media Type:
Website / Articles
TV / Video
Podcast / Audio
More Options
Reset
Image
Data
Most Extreme Left
Hyper-Partisan Left
Strong Left
Skews Left
Middle or Balanced Bias
Skews Right
Strong Right
Hyper-Partisan Right
Original Fact Reporting, High Effort
Thorough Fact Reporting or Fact-Dense Analysis
Mix of Fact Reporting and Analysis or Simple Fact Reporting
Analysis or Wide Variation in Reliability
Opinion or Wide Variation in Reliability
Selective or Incomplete Story / Unfair Persuasion / Propaganda
Contains Misleading Info
Contains Inaccurate / Fabricated Info
MORE RELIABLE
Overall Source Reliability
LESS RELIABLE
LEFT
Political Bias
RIGHT

adfontesmedia.com   Westminster, CO

Technology   Female Founder   SaaS   Minority Founder   Edtech

Highlights

1. We've rated over 10,000 news sources for reliability and bias with teams of human analysts

2. Now we rate over 100,000 articles a day with a blend of human analysts and AI

3. Thousands of individuals, hundreds of schools, and dozens of business have bought our data

4. We just integrated our data into The Trade Desk, a leading advertising buying platform

Featured Investor

 **Kenneth Rhines**
Syndicate Lead

Follow

Invested $80,000 ⓘ

My passion is building new businesses. I have worked at two startups, and have run entrepreneurial initiatives at many others.
tantamountgroup.com

"Ad Fontes and its founder is providing a service that the world needs. Vanessa created a logical, replicable bias and reliability scoring mechanism that I have examined in detail, and have no doubt towards its validity. Beyond that, she also created the process and infrastructure to execute the ratings at scale, has created UIs and Data Visualizations to manage and report data in intuitive and understadable ways, and has a roadmap of further enhancements and offerings that I am beyond optimistic about. I am proud to be an early investor and to have worked with Vanessa on an early Demonstration project for my company. Ad Fontes will no doubt do great things, and the success of any enterprise is a product largely of its founder, and Vanessa is nothing but impressive, dedicated, hard-working, incredibly smart, and persistent. She also has iron-clad integrity and clear vision. I can't wait to see what Ad Fontes becomes in the future."

Our Team

 **Vanessa Otero** Founder and CEO

Creator of the original Media Bias Chart. Patent attorney for 6 years, outside sales career for 10 years prior. B.A., English, UCLA; JD, Univ of Denver.

People don't know what news to trust anymore, but what they do know is that polarizing junk news is damaging, and that it makes us angry and divided as a society. By rating the news, we help people navigate the media landscape. Understanding the nature of the news we consume can help us heal our divisions, make better decisions, and move forward.

 **Lou Paskalis** Chief Strategy Officer

35 years of experience as a marketer and media buyer at major brands including Bank of America, American Express, and E&J Gallo. Widely sought-after speaker, writer, mentor, and industry thought leader.



Don Hussen Chief Technology Officer

Previously senior data scientist at DataLogix and Oracle. Has led implementation data science and machine learning foundations at numerous startups in Colorado, building pipelines and technical infractructure to meet the demands of the ad tech ecosystem

The Story of Ad Fontes Media

The concept that sparked the creation of this company was a simple infographic--the Media Bias Chart. Now we are a data company that rates over 10,000 news sources and millions of articles for reliability and bias, serving all stakeholders in our information ecosystem. Our mission is to rate all the news to positively impact society. We do that by helping monetize high-quality journalism, helping folks steer clear of misleading and polarizing content, and teaching people of all ages how to discern media reliability and bias themselves.

We've come a long way, but we are also just getting started. It's 2024. Buckle up, folks.


ad fontes media
We Rate the News for Reliability and Bias
Our Mission: To rate ALL the news to positively transform society

You might be familiar with our famous Media Bias Chart



But you might not know we are a media ratings data company with a suite of products and services



The Problems we Address

Loss of Reliable Journalism

The News About the News Business Is Getting Grimmer

Mass layoffs, closures and reader fatigue are afflicting news organizations as Americans prepare for a consequential election year.

How the loss of local newspapers fueled political divisions in the U.S.

Misinformation

Misinformation Has Created a New World Disorder

Our willingness to share content without thinking is exploited to spread disinformation

Polarization

U.S. is polarizing faster than other democracies, study finds





How News Ratings for Reliability and Bias Helps Solve These Problems



We positively impact all stakeholders in our media ecosystem because ultimately, everyone needs news ratings

Individual Citizens

Government   News Publishers

Academia/   Advertisers
Education

Social Media Companies

Solutions for Advertisers and Journalism

Brands have been avoiding advertising in news because of brand safety concerns in the last decade, which has been devastating for publishers

Our data and technology helps them easily identify reliable publishers and place ads with them and has the potential to bring billions back to journalism

Our ad tech, brand, and agency customers and partners include:

comscore

♥CVSHealth.   theTradeDesk   PubMatic   IAS.

IPG   xandr   PEER39

Solutions for Educational Institutions and Researchers

In a polarized environment, educators need tools to teach critical thinking and media literacy in a way that minimizes accusations of bias. Our lesson plans and tools teach students to rate the news themselves.


Starter
Lesson Plan
Intermediate
Lesson Plan
Advanced
Lesson Plan

And Ad Fontes data has been cited in dozens of academic papers to date, providing a foundation for studying the media environment:

https://adfontesmedia.com/citations/

Arizona State University | JMU James Madison University | University of Cambridge | Seton Hall University | Southern Oregon University | College of the Holy Cross

A Public Service for all Citizens and News Consumers


Home of the
Media Bias Chart


Show Options
Search
Reset

Millions of people use our website and mobile app each year to search the relability and bias of news sources for free, and we want to keep it that way

We're committed to a non-partisan approach


Methodology Overview:
Watch some of our analysts in action!
Left
Center
Right

Methodology FAQs

- Q: How does Ad Fontes Media generate the scores for each news source on the Media Bias Chart?
- Q: Do you differentiate between news and opinion articles?
- Q: Wait...is this Media Bias Chart itself biased?
- Q: How do you select the articles for each source?
- Q: How many sources have you rated?

Our methodology brings together panels of analysts from left, right, and center to rate articles accurately, fairly...

...and at scale
Article Ratings for Reliability and Bias


ad fontes media

Ad Fontes blends human ratings with machine-learning to deliver highly accurate ratings for reliabilty and bias **at scale.**

- Tens of thousands of the current day's news and information articles

- Human ratings on the top most popular articles plus AI ratings on the rest

- AI model trained on Ad Fontes Media's proprietary, human-labeled data set of over 85,000 content pieces--the largest such data set in the world

- Numerical reliability and bias scores on AI-rated articles so accurate they fall within the standard deviation of human analyst scores

- Ongoing daily human ratings ensure model accuracy despite changes in news/information landscape

---

Founder & CEO Vanessa Otero



- Patent attorney

- 2016: Created original Media Bias Chart

- 2018: Founded Ad Fontes Media

- Raised $6M in outside capital to date

- Ad Fontes is a certified Minority and LGBT Business Enterprise

---

Since 2018, we have:

- Built a base of data and technology with equity capital from our community and mission-driven investors

- Built the foundation of a viable business

Built the foundation of a viable business model that can be sustainable long-term

In 2024, we are raising a bit more in funding to:

- Ensure we can fully serve citizens during an election year--when information challenges and polarization are heightened

- Help us cross the bridge into self-sustainability



ad fontes media

Come join us on our mission to positively transform the media and society

Contact: investors@adfontesmedia.com

Our background story up to this point:

Vanessa here to tell the story! In the run-up to the 2016 election, I thought it was nuts how people would share "news" articles that were loose with the facts and really biased.

In 2016, I created a chart of the news

and put it on the internet.



Liberal Utter Garbage/ Conspiracy Theories
Hyper-Partisan Liberal (questionable journalistic value)
Skews Liberal (but still reputable)
Mainstream (minimal partisan bias)
Skews Conservative (but still reputable)
Hyper-Partisan Conservative (questionable journalistic value)
Conservative Utter Garbage/ Conspiracy Theories
Complex
Analytical
Meets High Standards
Basic
Sensational or Clickbait
Journalistic Quality
Great in-depth sources of news
Confirms existing biases; won't help convincing others. Be careful how much you hang out here.
Confirms existing biases; won't help convincing others. Be careful how much you hang out here.
The Atlantic
The Economist
theguardian
THE WALL STREET JOURNAL.
Slate
Vox
THE FISCAL TIMES
THE HILL
Nation.
MSNBC
THE HUFFINGTON POST
MONITOR
npr
BBC
PBS
The Washington Post
The New York Times
NEWS
CBS NEWS
(Not ranked in a particular order)
AP
REUTERS
Local Newspaper in Liberal City
Local Newspaper in Conservative City
NATIONAL REVIEW
FOX NEWS
Great sources of news
Local TV News
USA TODAY
CNN
REPORT
Addicting Info
Natural News
CCUPY DEMOCRATS
U.S. Uncut
DAILY CALLER
RedState
INFOWARS
THE BLAZE
Partisan Bias
Liberal
Conservative
Don't read this
Better than not reading news at all
Just no.
© Vanessa Otero 2016
Twitter @vlotero

Original 2016 Media Bias Chart

In my profession as a patent attorney, I explained complicated things through words and pictures and found the pictures were often the most helpful. I thought up a way to map news sources visually, from best to worst, and left to right. As a hobby, I made the first Media Bias Chart to talk to my friends about news and politics on Facebook. It went super viral, launching conversations, copycats, criticism, and praise from all corners.

People wanted more!

I got inquiries from people all across the internet. They mostly wanted two things: 1) DATA and 2) MORE NEWS SOURCES. I didn't know what the opportunity was at the time, but I started working on it--just pulling at the thread of what people said they wanted.

For two years, it was a night-and-weekend-consuming side hobby. I thought that if there was a way to rate ALL THE NEWS like this, that could really transform the world for the better. So I founded Ad Fontes Media as a public benefit corporation in February 2018.

Over the last few years we raised some money, grew, raised a little more, and grew more. Here's how that has gone:

- In September 2018 I launched an Indiegogo crowdfunding campaign to improve the original Media Bias Chart and we

raised over $32,000!


CLOSED
Media Bias Chart: the Next Level
Help turn the two-dimensional Media Bias Chart into a dynamic, interactive web version!
Vanessa Otero
Westminster, United States
Ask a question
$32,112 USD
508 backers
64% of $50,000 Flexible Goal
FOLLOWING

With that funding, we created a system and software to do news content ratings and more. This was the moment that Ad Fontes Media went from "me" to "us," so for the rest of the story, I am switching from "I" to "we."

We conducted a large multi-analyst ratings project to rate thousands of articles, developed our intial software to collect, weight, and display our ratings. We had about 130 news sources rated at the end of that project and our first-ever version of the Interactive Media Bias Chart.

We launched our first products--licenses, prints, mugs, and memberships, mostly to consumers and educators, but as word spread that we have this system to manually rate news articles with a robust methodology, we started getting interest from the business sector.

Advertisers wanted some data on the news landscape so they could make sure their ads weren't supporting misleading and polarizing content. Reputable publishers wanted us to audit their content to understand why consumers accused them of bias. Social media companies wanted to measure how unreliable and biased content moved across their platform.

By the end of 2020, we had some big commercial opportunities for one-off ratings projects. That was when I (last one) decided to leave my patent attorney job to work on growing Ad Fontes Media. We needed to raise a bit more money to hire analysts, software developers, and operational staff, so we launched our first WeFunder campaign in October 2020.

You may recall some stuff happened between October 2020 and January 2021 RE: elections and democracy, which only highlighted the problems caused by misinformation and extreme polarization.

More people saw that solutions to some of our most intractable societal and political issues would require us to get better at filtering our information sources.

We raised over $340,000 in our first WeFunder community round!

That funding gave us a springboard to raise even more from bigger angel investors and small VC funds. Throughout 2021, we raised an additional $450K on the same terms as our WeFunder community round.

All in all, we raised $800,000 in our pre-seed round, which was a combination of money raised both within WeFunder and outside of WeFunder in 2021.

We did a lot with that funding! Some highlights:

- Rated a total of over *1700(!)* news and "news-like" sources

- Expanded into TV and Podcast ratings

- Increased our analyst team to over 35 people

- Created our Ad Fontes Data Platform for Businesses and IMBC EDU Pro for Schools and Libraries

We also started to get noticed even more in the press. Lots of earned media has come our way. We got mentioned on Michael Smerconish's show on CNN:

-And I appeared for an interview on NewsNation's Dan Abrams Live:

We kept on trucking throughout 2022, and even though that was a very difficult year for folks to raise capital, we raised a seed round of $800,000; $550K outside of WeFunder already, led by **Stout Street Capital**, and another $250K on the same terms from our amazing WeFunder community.

With that funding we grew our news source ratings to over 3,000 sources and had several commercial deals and partnerships under our belt, including with ad-tech/data companies such as Comscore, Peer39, and Sightly, and had even struck a relatively small, but significant-to-us, data licensing deal with Facebook.

We also kept enhancing our media literacy educational products and started to find product-market fit with it, meaning that high schools, school districts, and colleges started to buy our subscriptions and renew in subsequent years, often just based on our site information and the product alone.

Discovering the opportunity in the advertising market

When we first started approaching the advertising market, around 2021, we initially thought our data would be most helpful for an industry concern known as "brand safety," which is the idea that brands don't want their ads showing up next to unsavory content on the internet. For us, we thought that was an opportunity to help brands not show up next to misleading, false, or polarizing content, because we saw plenty of big brand ads doing just that.

However, the more big advertisers we talked to, the more of them told us "well, that's not really a problem for us, because we just don't advertise in news at all anymore." That sounded SO MUCH WORSE.

Now the ad industry created the worst possible ecosystem where cheaply-created misinformation makes enough money to stick around and expensive journalism is abandoned by major brands and shuts down.

Going back to the idea from the beginning--what if we could rate ALL THE NEWS? It's impossible to do with humans alone, but without human ratings, it's impossible to have accurate AI ratings.

We have always been committed to the human + technology approach. We will always have a big team of analysts manually rating content; when it comes to sensitive questions like "how true is this?" and "how biased is this?" we will always want humans examining content around important political and social issues. We then used these ratings as manual training data to build state-of-the art AI for automatically scoring the sea of content out there--to rate ALL THE NEWS.

Imagine a world where each piece of content on your social media feed has a label for bias and reliability; where advertisers steer clear of junk news but fund important journalism; where news organizations hold themselves to only the highest standards of professionalism; where we as a society share an understanding of basic facts.

You can help create that world.